EXHIBIT 12.1

Secunda International Limited

Ratio of Earnings to Fixed Charges

	Years Ended June 30,
	2001	2002	2003	2004
	($ in thousands)
EARNINGS
Pretax income (loss)	$4,731	$4,233	$3,948	($4,669)
Less: Capital taxes	413	368	445	474
Fixed charges (computed below)	15,636	13,361	13,546	12,587
Less: Interest capitalized	—	190	735	—

Total earnings (A)	$19,954	$17,036	$16,314	$7,444

FIXED CHARGES
Interest expensed (1)	$11,565	$7,714	$7,668	$8,829
Interest capitalized	—	190	735	—
Estimate of interest in lease expense	4,071	5,457	5,143	3,758

Total fixed charges (B)	$15,636	$13,361	$13,546	$12,587

RATIO OF EARNINGS TO FIXED CHARGES (A) DIVIDED BY (B)	1.3X	1.3X	1.2X	0.6X

(1)	Includes amortization of deferred financing costs.

(2)	For the year ended June 30, 2004, the ratio of earnings to fixed charges was less than one-to-one due to a deficiency in earnings of approximately $5.1 million.